# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001103804
Persons authorized to receive notices and communications: Matthew Bloom, General Counsel, 600 Washington Boulevard, Floor 11, Stamford, Connecticut (CT), 06901, (212) 672-7059

## Reporting persons
- VIKING GLOBAL INVESTORS LP (CIK 0001103804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
  Comment: All share percentage calculations in this Amendment No. 11 to the Schedule 13D are based on 193,862,871 shares of Common Stock, par value $0.001 per share, of BridgeBio Pharma, Inc. (the "Issuer") outstanding as of February 12, 2026, as reported in the Issuer's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on February 24, 2026.
- Viking Global Opportunities Parent GP LLC (CIK 0001886738): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
- Viking Global Opportunities GP LLC (CIK 0001629476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
- Viking Global Opportunities Portfolio GP LLC (CIK 0001629472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
- Viking Global Opportunities Illiquid Investments Sub-Master LP (CIK 0001629482): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
- HALVORSEN OLE ANDREAS (CIK 0001133006): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)
- Shabet Rose Sharon (CIK 0001711393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,842,434; sole dispositive power 0; shared dispositive power 11,842,434; aggregate amount beneficially owned 11,842,434 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Comment:
Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 11 to the Schedule 13D ("Amendment No. 11") amends certain items of the Schedule 13D filed with the Commission on July 8, 2019, as amended and supplemented by Amendment No. 1 filed with the Commission on July 19, 2023, Amendment No. 2 filed with the Commission on November 22, 2023, Amendment No. 3 filed with the Commission on August 20, 2024, Amendment No. 4 filed with the Commission on November 6, 2024, Amendment No. 5 filed with the Commission on January 31, 2025, Amendment No. 6 filed with the Commission on March 12, 2025, Amendment No. 7 filed with the Commission on July 1, 2025, Amendment No. 8 filed with the Commission on August 14, 2025, Amendment No. 9 filed with the Commission on November 14, 2025 and Amendment No. 10 filed with the Commission on February 17, 2026 (collectively, the "Schedule 13D") relating to the Common Stock, par value $0.001 per share (the "Common Stock") of BridgeBio Pharma, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 11 is being filed to remove Mr. David C. Ott ("Mr. Ott") as a Reporting Person from the Schedule 13D. Effective March 31, 2026, Mr. Ott retired from his roles as Advisory Director of Viking Global Investors LP ("VGI") and Executive Committee Member of each of Viking Global Partners LLC (the general partner of VGI) and Viking Global Opportunities Parent GP LLC ("Opportunities Parent"), and accordingly is no longer a beneficial owner of any of the shares of Common Stock reported herein.

## Item 2. Identity and Background
Name of person filing:
(a) Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Viking Global Investors LP ("VGI"), Viking Global Opportunities Parent GP LLC ("Opportunities Parent"), Viking Global Opportunities GP LLC ("Opportunities GP"), Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"), Viking Global Opportunities Illiquid Investments Sub-Master LP ("Opportunities Fund"), O. Andreas Halvorsen and Rose S. Shabet (each, a "Reporting Person", and, collectively, the "Reporting Persons").

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed herewith as Exhibit 99.12.
Residence or business address: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Present principal occupation or employment:
The principal business of VGI is to provide managerial services to related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of each of Opportunities Parent, Opportunities GP and Opportunities Portfolio GP is to serve as the general partner or sole member of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Opportunities Fund is to engage in making investments in securities of public and private companies.

The present principal occupation of O. Andreas Halvorsen is Chief Executive Officer of VGI. The present principal occupation of Rose S. Shabet is Chief Operating Officer of VGI.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: VGI is a Delaware limited partnership; Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; Opportunities Fund is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and Rose S. Shabet is a citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(c) of this Amendment No. 11 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

The percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated for each Reporting Person based on 193,862,871 shares of Common Stock outstanding as of February 12, 2026, as reported in the Issuer's annual report on Form 10-K filed with the Commission on February 24, 2026.

Opportunities Fund has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGI provides managerial services to Opportunities Fund. VGI has the power to direct the voting and disposition of the shares of Common Stock directly held by Opportunities Fund. Accordingly, VGI may be deemed to have beneficial ownership over any shares of Common Stock directly owned by Opportunities Fund.

Opportunities Portfolio GP serves as the general partner of Opportunities Fund and has the power to direct the voting and disposition of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by Opportunities Fund.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the voting and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities Portfolio GP, consisting of any shares of Common Stock directly owned by Opportunities Fund.

Opportunities Parent serves as the sole member of Opportunities GP, which has the power to direct the voting and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund. Accordingly, Opportunities Parent may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities GP, consisting of any shares of Common Stock directly owned by Opportunities Fund.

Mr. Halvorsen and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent, have shared authority to direct the voting and disposition of the shares of Common Stock beneficially owned by VGI and Opportunities Parent. Accordingly, each of Mr. Halvorsen and Ms. Shabet may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by VGI and Opportunities Parent.

Except as disclosed in this Amendment No. 11, none of the Reporting Persons beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment No. 11, none of the Reporting Persons presently has the power to vote or to direct the voting or to dispose or direct the disposition of any shares of Common Stock that such Reporting Person may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the transactions listed in Exhibit 99.13 of this Amendment No. 11, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 10 on February 17, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.12 - Joint Filing Agreement, dated as of April 2, 2026, among the Reporting Persons
Exhibit 99.13 - Schedule of Transactions

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2) (04/02/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2) (04/02/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2) (04/02/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2) (04/02/2026)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2) (04/02/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of HALVORSEN OLE ANDREAS (1) (04/02/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Shabet Rose Sharon (2) (04/02/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).